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                          July 28, 2021

       Robert Etherington
       President and Chief Executive Officer
       Clene Inc.
       6550 South Millrock Drive, Suite G50
       Salt Lake City, UT 84121

                                                        Re: Clene Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2021
                                                            File No. 333-258098

       Dear Mr. Etherington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tom McAleavey, Esq.